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                                                                    EXHIBIT 99.8




                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

ROBERT C. DICKINSON,
                                                C.A. No. 18687 NC
                              Plaintiff,
                                                           CLASS ACTION
         -against-                                           COMPLAINT

VISHAY INTERTECHNOLOGY, INC., VISHAY
TEMIC SEMICONDUCTOR ACQUISITION
HOLDINGS CORP., SILICONIX
INCORPORATED, KING OWYANG, EVERETT
ARNDT, LORI LIPCAMAN, MICHAEL
ROSENBERG and GLYNDWR SMITH

                             Defendants.




         Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

                  1. This action arises out of an unlawful scheme and plan by Vishay Intertechnology, Inc., ("Vishay") and Vishay TEMIC Semiconductor Acquisition Holdings Corp. ("Vishay TEMIC", collectively "Vishay") to acquire the remaining ownership of the Siliconix Incorporated ("Siliconix" or the "Company") in a going-private transaction for grossly inadequate consideration and without full and complete disclosure of all material information, in breach of defendants' fiduciary duties.

                                   THE PARTIES

                  2. Plaintiff is and has been at all relevant times the owner of shares of the common stock of Siliconix Incorporated ("Siliconix" or
"Company")
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                  3. Siliconix is a corporation organized and existing under the laws of the Delaware. Siliconix designs, makes and markets power and analog semiconductor products. Siliconix has issued and outstanding about 29.8 million shares of common stock. Vishay Intertechnology, Inc. ("Vishay") owns approximately 24 million shares, or approximately 80.4%, of the Company's common stock.

                  4. Defendants Everett Arndt ("Arndt"), Lori Lipcaman ("Lipcaman") and Glyrdwr Smith ("Smith") are directors of the Company and officers of Vishay.

                           (a) Defendant King Owyang ("Owyang") is both a
director and an officer of Siliconix.

                           (b) Defendant Michael Rosenberg ("Rosenberg") is a
director of Siliconix and has served as a consultant to Vishay since 1992.

                  5. The individual defendants named above and Vishay, as the majority stockholder of Siliconix, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS

                  6. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

                  7. This action is properly maintainable as a class action for the following reasons:


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                           (a) The Class is so numerous that joinder of all
members is impracticable. There are approximately 770 holders of record of Siliconix common stock and likely many more beneficial owners.

                           (b) There are questions of law and fact which are
common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

                                    (i)      Whether Vishay and the Individual
                                             Defendants have engaged and are
                                             continuing to engage in a plan and
                                             scheme to benefit Vishay at the
                                             expense of the members of the
                                             Class;

                                    (ii)     Whether the Individual Defendants,
                                             and Vishay, as majority stockholder
                                             of Siliconix, have fulfilled, and
                                             are capable of fulfilling, their
                                             fiduciary duties to plaintiff and
                                             the other members of the Class,
                                             including their duties of entire
                                             fairness, fair dealing, loyalty,
                                             due care, and candor; and

                                    (iii)    Whether plaintiff and the other
                                             members of the Class would be
                                             irreparably damaged if Vishay and
                                             the Individual Defendants are not
                                             enjoined from the conduct described
                                             herein;

                  8. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by the wrongs complained of herein.

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                  9. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class.

                  10. Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                     BACKGROUND AND SUBSTANTIVE ALLEGATIONS

                  11. On February 22, 2001, Vishay announced in a press release that:

                           Vishay Intertechnology, Inc. (NYSE: VSH) announced
                  today that it is proposing to purchase any and all outstanding share of common stock of Siliconix Incorporated (NASDAQ: SILI) not already owned by Vishay at a price of $28.82 per share in cash. The proposal was communicated in a letter to the Siliconix Board of Directors. Vishay currently owns 80.4% of the outstanding shares of Siliconix. The purchase would be made through a tender offer, subject to customary conditions, in accordance with the rules of the Securities and Exchange Commission. Vishay also indicated that it might offer to exchange the Siliconix shares for shares of its common stock. Vishay would expect that the value per share of the Siliconix in an exchange offer would be somewhat less than the cash price.

                           Vishay also stated that, if it holds at least 90
                  percent of the outstanding Siliconix shares following completion of the offer, it may effect a "short-form" merger of Siliconix with a Vishay subsidiary. If such a merger takes place promptly after the offer, the consideration given to stockholders in the merger would be the same as the consideration received by tendering stockholders in the offer.

                  12. Vishay has organized defendant Yishay TEMIC Semiconductor Acquisition Holdings Corp. as the vehicle for the freeze-out. References to "Vishay" include its subsidiary.

                  13. The price of Siliconix stock has traded as high as $165 per share during the past 52 weeks, and at or above the Offer price in the past few days. Further, the Company's

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shares traded around $25 before the Offer was announced, so the Vishay proposal reflects only a very modest premium over the currently depressed price for Siliconix shares.

                  14. The price proposed by Vishay is particularly unfair in light of the Company's recent performance and anticipated financial performance. On December 19, 2000, defendant Owyang, Siliconix's President and CEO stated:
"Although the business still continues to be slow, we are optimistic heading into year 2001. We expect inventory adjustments to be over by late Ql'01. The forecasted growth for the cell phone handset market is between 30-40% next year. New product development remains our top priority so we can continue to provide solutions to the design challenges of our customers."

                  15. Because Vishay controls a majority of the Company's common stock, no third party will likely bid for Siliconix. Vishay thus will be able to proceed with the proposed transaction without an auction or other type of market check to maximize value for the public shareholders.

                  16. Vishay is intent on paying the lowest possible price to Class members, even though Vishay is duty-bound to pay the highest fair price to the Company's public shareholders. Thus, Vishay has a clear and material conflict of interest in the proposed Offer.

                  17. Because of its control over the Company and Siliconix's Board of Directors, Vishay is in a position to dictate the terms of the proposed transaction. The directors are beholden to Vishay for their positions and the perquisites which they enjoy therefrom and cannot represent or protect the interests of the Company's public shareholders with impartiality and vigor.

                  18. By reason of the foregoing acts, practices, and course of conduct by defendants, plaintiff and the other members of the Class have been and will be damaged because

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they will not receive their fair proportion of the value of Siliconix's assets and business and will be prevented from obtaining fair consideration for their shares of Siliconix's common stock.

                  19. The Offer has been timed and structured unfairly in that:

                           (a) The proposed transaction is designed and intended
to eliminate members of the class as stockholders of the Company from continued equity participation in the Company at a price per share which Vishay knew or should know is unfair and inadequate;

                           (b) Vishay has unique knowledge of the Company and
has access to information denied or unavailable to the Class;

                           (c) Vishay has violated its duty of fair dealing by
timing the transaction to place an artificial cap on the market price of Siliconix stock; and

                           (d) The process is procedurally flawed in that Vishay
can force the consummation of the transaction without the approval of the public shareholders, given its majority ownership of the Company's stock.

                  20. Similarly, the Individual Defendants owe fiduciary duties to the Company's public shareholders, but because they are dominated, controlled and beholden to Vishay, they cannot not fairly discharge their duties.

                  21. Vishay and the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the proposed transaction to the irreparable harm of plaintiff and the Class.

                  22. Plaintiff and the other members of the Class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

         A. Declaring this to be a proper class action and naming plaintiff as Class representative;


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         B. Granting preliminary and permanent injunctive relief against the consummation of the proposed transaction as described herein;

         C. In the event the proposed transaction is consummated, rescinding the transaction or awarding rescissory damages to the Class;

         D. Ordering defendants to account to plaintiff and to all other members of the Class for all damages suffered and to be suffered by them as the result of the wrongs alleged herein;

         E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys and experts fees; and

         F. Granting such other and further relief as may be just and proper.

                                        ROSENTHAL, MONHAIT, GROSS
                                          & GODDESS

                                   By:
                                        ----------------------------------------
                                        Mellon Bank Center
                                        Suite 1401
                                        919 Market Street
                                        Wilmington, Delaware 19801

                                        Attorneys for Plaintiff

OF COUNSEL:

SHEPHERD, FINKELMAN
  & GAFFIGAN, LLC
117 Gayley Street, #200
Media, PA 19063
(610) 891-9880



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